CUSIP No. 879946101

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                     Telesystem International Wireless Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Subordinate Voting Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879946101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Gregory A. Gilbert, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza - 24th Floor
                              New York, N.Y. 10112
                                 (212) 408-2469
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 13, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 879946101


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JPMP TIW EH, LP
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         81,814,309

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         81,814,309

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     81,814,309

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

________________________________________________________________________________

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CUSIP No. 879946101


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     516145 N.B. Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Brunswick, Canada

________________________________________________________________________________
               7    SOLE VOTING POWER
                    81,814,409 (100 SVS owned directly plus beneficial ownership
  NUMBER OF         of all the securities JPMP TIW EH, LP may be deemed to
                    beneficially own)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    81,814,409 (100 SVS owned directly plus beneficial ownership
  REPORTING         of all the securities JPMP TIW EH, LP may be deemed to
                    beneficially own)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     81,814,409 (100 SVS owned directly plus beneficial ownership of all the securities JPMP TIW EH, LP may be deemed to beneficially own)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

________________________________________________________________________________

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CUSIP No. 879946101


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.P. Morgan Partners (BHCA), L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         68,939,766

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         68,939,766

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,939,766

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

________________________________________________________________________________

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CUSIP No. 879946101


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.P. Morgan Asia Investment Partners, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,300,554

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,300,554

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,300,554

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

________________________________________________________________________________

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CUSIP No. 879946101


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Asia Opportunity Fund, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [X]
     (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    9,574,100 (8,240,802 SVS owned directly plus the securities
  OWNED BY          beneficially owned by CAIP(I) and CAIP(II))
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,574,100 (8,240,802 SVS owned directly plus the securities beneficially owned by CAIP(I) and CAIP(II))
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,574,100 (8,240,802 SVS owned directly plus the securities beneficially owned by CAIP(I) and CAIP(II))
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

________________________________________________________________________________

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CUSIP No. 879946101


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CAIP Co-Investment Fund Parallel Fund (I) C.V.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [X]
     (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    799,773
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    799,773

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     799,733

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

________________________________________________________________________________

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CUSIP No. 879946101


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CAIP Co-Investment Fund Parallel Fund (II) C.V.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [X]
     (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    533,525
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    533,525

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     533,525

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

________________________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates is subordinate voting shares without par value (the "Subordinate Voting Shares" or "SVS") of Telesystem International Wireless Inc., a Canadian corporation (the "Issuer"), which is a class of equity securities registered under Section 12(g) of the Securities Exchange Act of 1934. The address of the principal executive offices of the Issuer is 1000 de la Gauchetiere Street West, 16th Floor, Montreal, Quebec, H3B 4W5.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION PURCHASE OF CAPITAL STOCK.

          Item 3 has been amended and restated as follows.

          TRANSACTIONS INVOLVING THE ISSUER

          All of the Issuer's securities and rights to purchase the Issuer's securities owned by the JP Morgan Investors (including the right to receive securities issuable upon exercise of the Special Warrants and SW Purchase Warrants (each as defined in Item 6)) have been assigned by the JP Morgan Investors to JPMP EH in return for limited partnership interests in JPMP EH equal to the proportionate share of the contribution or assignment of such securities and rights made by each JP Morgan Investor to JPMP EH.

          On March 10, 2000, JPMP (BHCA) (through its predecessor CCP Overseas Equity Partners, L.P.) purchased an aggregate of US$150,000,000 of the Issuer's 7.75% Convertible Debentures, Series B, due March 9, 2010 (the "CDs"). Pursuant to the Recapitalization (as defined in Item 6), subject, among other things, to conditions more fully described in the MAPA (as defined in Item 6), on February 5, 2002 (the "CD Conversion Date") each JP Morgan Investor converted their CDs plus the September 2001 Interest Amount (as defined below) (the "CD Conversion") into an aggregate 77,247,861 SVS (the "CD SVS"). On the CD Conversion Date, pursuant to the CD Conversion, JPMP (BHCA) converted US$125,000,000 principal amount of CDs plus its share of the September 2001 Interest Amount into 64,373,218 SVS, AOF converted US$16,002,000 principal amount of CDs plus its share of the September 2001 Interest Amount into 8,240,802 SVS, JAIP converted 6,409,000 principal amount of CDs plus its share of the September 2001 Interest Amount into 3,300,544 SVS, CAIP (I) converted US$1,553,000 principal amount of CDs plus its share of the September 2001 Interest Amount into 799,773 SVS and CAIP (II) converted US$1,036,000 principal amount of CDs plus its share of the September 2001 Interest Amount into 533,525 SVS. Additionally, on February 5, 2002, pursuant to the CD Conversion and the transactions related thereto, the JP Morgan Investors assigned the right to receive the CD SVS to JPMP EH and, on the CD Conversion Date, the Issuer issued all 77,247,861 CD SVS to, and in the name of, JPMP EH.

          In September 2000 and March 2001, the Issuer paid to JPMP (BHCA) the outstanding interest payment on the CDs in the form of shares of SVS rather than in cash. JPMP (BHCA) has sold in the public market all but 27,493 of the SVS received from such September 2000 and March 2001 in kind interest payments. The September 2001 interest payment due on the CDs was not paid by the Issuer to the JP Morgan Investors pursuant to an interest


SEC 1746 (2-98)                        9
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Cusip No. 879946101

moratorium agreement entered into among the JP Morgan Investors and the Issuer (the "September 2001 Interest Amount"). On February 5, 2002, pursuant to the terms of the MAPA (along with the principal aggregate amount of the CDs) (as defined in Item 6), the JP Morgan Investors converted the September 2001 Interest Amount into the CD SVS pursuant to the CD Conversion and the Issuer paid to JP Morgan US$182,690.11, which amount is equal to the interest due to the JP Morgan Investors on the September 2001 Interest Amount.

          On December 14, 2001, the Issuer issued to JPMP (BHCA) in the First Tranche (as defined in Item 6) 8,843,877 Special Warrants (as defined in Item 6) at a price per Special Warrant of US$0.6124765, for an aggregate purchase price of US$5,416,666.83. On February 5, 2002, JPMP (BHCA) assigned to JPMP EH (i) the right to receive the SVS issuable upon exercise of the 8,843,877 Special Warrants issued to JPMP (BHCA) in the First Tranche and (ii) the right to receive the 30,695,178 Special Warrants issuable to JPMP (BHCA) in the Second Tranche (as defined in Item 6) and all of the rights thereunder. Accordingly, on February 5, 2002, the Issuer issued to JPMP EH in the Second Tranche 30,695,178 Special Warrants (as defined in Item 6) at a price per Special Warrant of US$0.6124765 paid by JPMP (BHCA), for an aggregate purchase price of US$18,800,075.19. Each Special Warrant entitled JPMP (BHCA) or JPMP EH, as the case may have been, in the absence of a Potential Group Determination (as defined in Item 6) and for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive (subject to certain antidilution adjustments) one Subordinate Voting Share for each Special Warrant exercised. On February 28, 2002, the Issuer issued to JPMP EH 22,039,055 Subordinate Voting Shares upon exercise (i) by JPMP (BHCA) of all 8,843,877 Special Warrants issued in the First Tranche and (ii) by JPMP EH of 13,195,178 of the 30,695,178 Special Warrants issued in the Second Tranche (the "February 28 Exercise"). JPMP EH agreed not to exercise 17,500,000 of the 30,695,178 Special Warrants issued in the Second Trance, for which the Issuer issued to JPMP EH a new Special Warrant certificate. On March 5, 2002, the Issuer and its Board of Directors determined the existence of a Potential Group Determination (as defined in Item 6) and, therefore, JPMP EH's remaining 17,500,000 Special Warrants were exercisable only for 17,500,000 Non-Voting Preferred Shares (as defined in Item 6) unless and until the Issuer and its Board of Directors, acting in a manner consistent with the MAPA, determined on or prior to the exercise of such Special Warrants that the exercise of all or a portion of such Special Warrants for SVS (or Common Shares, as the case may be) would not result in the occurrence of a Potential Group Determination. On March 13, 2002, the Issuer issued to JPMP EH 17,500,000 Non-Voting Preferred Shares upon exercise by JPMP EH of its 17,500,000 Special Warrants.

          On February 5, 2002, JPMP (BHCA) assigned to JPMP EH the right to receive the 4,817,446 SW Purchase Warrants (as defined in Item 6) issuable to JPMP (BHCA) which entitled JPMP (BHCA) to purchase, in the absence of a Potential Group Determination, to purchase up to 4,817,446 Subordinate Voting Shares (or Common Shares, as applicable), at a price equal to US$1.00 per share from the issue date thereof until March 31, 2003. Accordingly, on February 5, 2002, the Issuer issued to JPMP EH the 4,817,446 SW Purchase Warrants. On March 5, 2002, the Issuer and its Board of Directors determined the existence of a Potential Group Determination and, therefore, JPMP EH's 4,817,446 SW Purchase Warrants were exercisable for only 4,817,466 Non-Voting Preferred Shares unless and until the Issuer and its Board of Directors, acting in a manner consistent with the MAPA, determines on or prior to the exercise of all or a portion of JPMP EH's 4,817,66 SW Purchase Warrants for SVS (or Common

Cusip No. 879946101

Shares, as the case may be) would not result in the occurrence of a Potential Group Determination.

          On March 13, 2002, pursuant to the Share Exchange Agreement, dated as of March 13, 2002, among JPMP EH, CDPQ, UFI and the Issuer (the "Share Exchange Agreement") (a copy of the Share Exchange Agreement is attached hereto as
Exhibit 12 and is incorporated by reference into this Item 3), JPMP EH exchanged 17,500,000 SVS it beneficially owned for 17,500,000 Non-Voting Preferred Shares (as defined in Item 6) owned by CDPQ (the "NVP Exchange"). As a result of the NVP Exchange and the effects of the determination of the Potential Group Determination (as defined in Item 6), the beneficial ownership of each of JPMP EH, N.B. Inc. and JPMP (BHCA) decreased by 39,817,446 SVS, consisting of a decrease of 17,500,000 SVS from the NVP Exchange, a decrease of 17,500,000 SVS from the exercise of the Special Warrants for Non-Voting Preferred Shares (as defined in Item 6) on March 13, 2002 and, subject to future determinations by the Issuer and its Board of Directors with respect to a Potential Group Determination, if any, a decrease of 4,817,446 SVS from JPMP EH's SW Purchase Warrants becoming exercisable only for Non-Voting Preferred Shares (as defined in Item 6).

          On May 11, 2000 and December 11, 2000, the Issuer issued to JPMP
(BHCA) (through its predecessor CCP Overseas Equity Partners, L.P.), pursuant to its "Stock Option Plan for the Directors of the Corporation" (the "Option Plans"), options to purchase 1,639 and 820 shares of SVS, (respectively, the "May Option" and the "December Option", and together, the "Option"). Pursuant to the terms of the Option Plan, the Options were cancelled on October 12, 2001, which date is 60 days after Michael Hannon resigned from the Board (as defined below).

          SUBSEQUENT TRANSACTIONS

          On April 30, 2001, JPMP (BHCA) assigned and transferred, for cash consideration equal to the face value thereof, US$16,002,000, US$6,409,000, US$1,553,000 and US$1,036,000 in principal amount of the CDs to AOF, JAIP, CAIP
(I), CAIP (II), respectively. The CDs and the September 2001 Interest Amount have subsequently been converted into SVS, pursuant to the CD Conversion and such SVS has been assigned by the JP Morgan Investors to JPMP EH.

          SOURCE OF FUNDS

          The funds provided by JPMP (BHCA) for the acquisition of the CDs and the Special Warrants (in the case of the acquisition of the CDs, through its predecessor CCP Overseas Equity Partners, L.P.) were obtained from JPMP (BHCA)'s working capital, which includes funds that are held for such purpose. The funds provided by AOF, JAIP, CAIP (I) and CAIP (II) for the acquisition of the CDs from JPMP (BHCA) were obtained from their working capital, which includes funds that are held for such purpose. Any funds provided by JP Morgan for the transactions described in Item 6 will be obtained from JP Morgan's working capital, which includes funds that are held for such purpose.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 has been amended and restated as follows:

Cusip No. 879946101

          (a) - (c), (e) See the description of the transaction in Item 3 and
Item 6.

          (d) Pursuant to the Amended and Restated Investor Rights Agreement dated January 24, 2002 (the "IRA") (a copy of which is attached hereto as Exhibit 6 and incorporated by reference into this Item 4), on March 5, 2002 the Issuer (i) caused a reduction of the size of its Board of Directors (the "Board") to eight (8) members, (ii) caused the appointment to the Board of the nominees of the Investors (as defined in Item 6) and the nominees provided by the Board, as provided for under the IRA, who are not already members of the Board, and (iii) caused to be executed such documentation as is legally or otherwise required to effect the foregoing.

          On March 5, 2002, pursuant to the terms of the IRA, (x) the JP Morgan Investors, collectively, and (y) each of UFI, Telesystem and CDPQ, individually, nominated candidates for appointment or election to the Board as follows:

          CDPQ - 1 Board member

          Telesystem - 2 Board members

          JP Morgan Investors - 2 Board members

          UFI - 1 Board member;

          Subject to (a) the requirements of the Canada Business Corporation Act and the rules of The Toronto Stock Exchange and The Nasdaq Stock Market (or the
NASD), as applicable, and (b) the additional requirements of the IRA, the Board shall have the right to nominate for election or appointment to the Board any other individual persons required to bring the number of directors on the Board to eight (8) members; provided, however, that such other individual persons so nominated for election or appointment by the Board shall at all times consist of, to the extent practicable, persons who (i) are independent of the Issuer's management, the Investors and the Issuer, and (ii) possess substantial industry or other experience relevant or applicable to the strategic decision making of the Issuer.

          Pursuant to the IRA, each Investor covenanted and agreed with the other Investors to vote all of its Shares in favor of the nominees put forward for election by each Investor and the Board in accordance with the IRA at each of the Issuer's duly constituted shareholders' meetings at which members of the Board are to be elected, and each Investor and the Issuer shall use their respective best efforts to cause any vacancy on the Board to be filled by a nominee of the Investor, or the Board, as the case may be, entitled to fill that vacancy. Nothing in the IRA requires any Party thereto to grant a proxy in favor of another Party thereto or to management of the Issuer.

          (f) - (j)

Except as set forth in this Schedule 13D, none of the Reporting Persons has a present plan or proposal that relate to, or would result in, any of the actions specified in clauses (f) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger or liquidation, of a

Cusip No. 879946101

material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's SVS (or Common shares, as applicable) to cease to be listed on the Nasdaq National Market System or causing the Issuer's SVS (or Common Shares, as applicable) to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 has been amended and restated as follows.

          (a) - (b) JPMP EH may be deemed the beneficial owner of 81,814,309 shares of the SVS. Based upon the 467,171,780 shares of SVS outstanding as of March 5, 2002, JPMP EH's deemed beneficial ownership represents 17.5% of the SVS of the Issuer. JPMP EH has sole voting power and dispositive power with respect to its shares of the Issuer's SVS.

          N.B. Inc may be deemed the beneficial owner of 81,814,409 shares of the SVS. Based upon the 467,171,780 shares of SVS outstanding as of March 5, 2002, N.B. Inc.'s deemed beneficial ownership represents 17.5% of the SVS of the Issuer. N.B. Inc. has sole voting power and dispositive power with respect to its shares of the Issuer's SVS.

          JPMP (BHCA) may be deemed the beneficial owner of 68,939,766 shares of the SVS. Based upon the 467,171,780 shares of SVS outstanding as of March 5, 2002, JPMP (BHCA)'s deemed beneficial ownership represents 14.8% of the SVS of the Issuer. JPMP (BHCA) has sole voting power and dispositive power with respect to its shares of the Issuer's SVS.

          JAIP may be deemed the beneficial owner of 3,300,544 shares of SVS. Based upon the 467,171,780 shares of SVS outstanding as of March 5, 2002, JAIP's deemed beneficial ownership represents .7% of the SVS of the Issuer. JAIP has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

          AOF may be deemed the beneficial owner of 9,574,100 shares of SVS (including the securities beneficially owned by CAIP(I) and CAIP(II)). Based upon the 467,171,780 shares of SVS outstanding as of March 5, 2002, AOF's deemed beneficial ownership represents 1.8% of the SVS of the Issuer. AOF has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

          CAIP (I) may be deemed the beneficial owner of 799,773 shares of SVS. Based upon the 467,171,780 shares of SVS outstanding on March 5, 2002, CAIP
(I)'s deemed beneficial ownership represents .2% of the SVS of the Issuer. CAIP
(I) has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

          CAIP (II) may be deemed the beneficial owner of 533,525 shares of SVS. Based upon the 467,171,780 shares of SVS outstanding on March 5, 2002, CAIP
(II)'s deemed beneficial ownership represents .1% of the SVS of the Issuer. CAIP
(II) has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

Cusip No. 879946101

          (c) On December 14, 2001, the Issuer issued to JPMP (BHCA) in the First Tranche (as defined in Item 6) 8,843,877 Special Warrants at a price per Special Warrant of US$0.6124765, for an aggregate purchase price of US$5,416,666.83. On February 5, 2002, JPMP (BHCA) assigned to JPMP EH (i) the right to receive the SVS issuable upon exercise of the 8,843,877 Special Warrants issued to JPMP (BHCA) in the First Tranche and (ii) the right to receive the 30,695,178 Special Warrants issuable to JPMP (BHCA) in the Second Tranche (as defined in Item 6) and all of the rights thereunder. Accordingly, on February 5, 2002, the Issuer issued to JPMP EH in the Second Tranche 30,695,178 Special Warrants at a price per Special Warrant of US$0.6124765 paid by JPMP
(BHCA), for an aggregate purchase price of US$18,800,075.19. Each Special Warrant entitled JPMP (BHCA) or JPMP EH, as the case may have been, in the absence of a Potential Group Determination (as defined in Item 6) and for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive one Subordinate Voting Share for each Special Warrant exercised. On February 28, 2002, the Issuer issued to JPMP EH 22,039,055 Subordinate Voting Shares upon exercise (i) by JPMP (BHCA) of all 8,843,877 Special Warrants issued in the First Tranche and (ii) by JPMP EH of 13,195,178 of the 30,695,178 Special Warrants issued in the Second Tranche.

          On February 5, 2002, JPMP (BHCA) assigned to JPMP EH the right to receive the 4,817,446 SW Purchase Warrants (as defined in Item 6) issuable to JPMP (BHCA) which entitled JPMP (BHCA) to purchase, in the absence of a Potential Group Determination (as defined in Item 6), up to 4,817,446 SVS (or Common Shares, as applicable) at a price equal to US $1.00 per share at any time from the issuance date thereof until March 31, 2003. On March 13, 2002, JPMP EH exercised all 17,500,000 Special Warrants for 17,500,000 Non-Voting Preferred Shares.

          (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 has been amended and restated as follows.

          On November 28, 2001, the Issuer entered into a master and purchase agreement, as such agreement has been amended by a certain First Amending Agreement, dated as of January 18, 2002, a certain Second Amending Agreement, dated as of January 24, 2002, a certain Third Amending Agreement, dated as of February 5, 2002 and a certain Fourth Amending Agreement, dated as of March 4, 2002 (collectively the "Master and Purchase Agreement" or the "MAPA") (copies of the Master and Purchase Agreement, the First Amending Agreement, the Second Amending Agreement, the Third Amending Agreement and the Fourth Amending Agreement are attached hereto as Exhibit 3, Exhibit 7, Exhibit 8, Exhibit 10 and
Exhibit 12, respectively, and are incorporated by reference into this Item 6) with CDPQ, UFI, the JP Morgan Investors and Telesystem, which Master and Purchase Agreement provides, subject to certain conditions, for the recapitalization of the Issuer. More specifically, the Master and Purchase Agreement contemplates several interrelated transactions (collectively, the "Recapitalization") summarized as follows:

Cusip No. 879946101

    - A private placement of an aggregate of up to US$90 million in special warrants of the Issuer ("Special Warrants") to CDPQ, JPMP
          (BHCA) and Telesystem (the "Private Placement"), in two separate tranches of US$15 million (the "First Tranche") and up to US$75 million (the "Second Tranche");

    - The issuance to UFI of warrants to purchase up to a total of 15 million Subordinate Voting Shares of the Issuer at US$1.00 per share, exercisable at anytime on or before September 30, 2002 (the "UFI Purchase Warrants");

    - The issuance to JPMP (BHCA), CDPQ and Telesystem of warrants to purchase up to 16,350,000 Subordinate Voting Shares at US$1.00 per share, exercisable at anytime on or before March 31, 2003 (the "SW Purchase Warrants");

    -     An amendment to the Issuer's employee stock incentive plan;

    - The conversion by UFI and the JP Morgan Investors of all of the Series A and Series B 7.75% Convertible Debentures due 2010 of the Issuer (the "CDs"), plus certain of the accrued and unpaid interest thereon, for a total of 154,495,722 Subordinate Voting Shares of the Issuer;

    - The redesignation of all Subordinate Voting Shares of the Issuer into a newly issued class of "Common Shares" of the Issuer (which Common Shares will be registered under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended).

        Redesignation of the Subordinate Voting Shares/Amend Issuer Stock
                                Incentive Plans

          The Issuer shall approve at any time prior to the calling of the Issuer's next annual meeting of shareholders, amendments to the Issuer's constituting documents in order to redesignate all of its Subordinate Voting Shares as "Common Shares" and submit said amendments and, as required under applicable laws or by regulatory authorities, certain amendments to be made to the Issuer's stock incentive plans, to the shareholders of the Issuer for approval, in accordance with applicable securities laws and the Issuer's governing statute, and in connection therewith, the Issuer shall use commercially reasonable efforts to solicit proxies in favor of the approval of such amendments. Each of Telesystem, CDPQ, UFI and JP Morgan has covenanted and agreed to vote, or to cause to be voted, its Subordinate Voting Shares (including all such shares now owned or hereafter acquired) in favor of (i) the amendments to the Issuer's constituting documents providing for the redesignation of Subordinate Voting Shares as "Common Shares", and (ii) the amendments to the Issuer's employee stock incentive plans.

      Override Adjustment Upon and Issuance of Non-Voting Preferred Stock Potential Group Determination and Issuance of Non-Voting Preferred Stock

          On March 5, 2002, the Issuer's Board of Directors, acting with the benefit of legal counsel, determined that the issuance of the underlying securities upon the exercise of the Special Warrants, the UFI Purchase Warrants and the SW Purchase Warrants, when combined with the acquisition or continuing ownership of other securities of the Issuer by UFI, CDPQ, JP Morgan and Telesystem (each, an "Investor", and together, the "Investors") or any of their

Cusip No. 879946101

affiliates (whether pursuant to the Master and Purchase Agreement or otherwise) would be likely to result in any combination of the Investors and their affiliates (other than Telesystem) (the "Non-Exempt Purchasers") being considered a "group" within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, such that certain provisions of the Issuer's debt instruments pertaining to a change of control of the Issuer may be triggered (the "Potential Group Determination"). As a result of the Potential Group Determination, the Non-Exempt Purchasers agreed to accept, in lieu of 54,817,446 voting securities of the Issuer which they were entitled to receive pursuant to the Master and Purchase Agreement, 54,817,446 convertible non-voting preferred shares of the Issuer ("Non-Voting Preferred Shares"). In determining the number of Non-Voting Preferred Shares to be issued, the Issuer and the Investors intended to ensure the existence of a reasonable cushion to protect against a Potential Group Determination being triggered by variances in the number of Subordinate Voting Shares owned by the Investors and their affiliates (as well as persons who could be deemed to be part of the "group" under the Securities Exchange Act of 1934, as amended) from time to time. The Non-Voting Preferred Shares are convertible into SVS on a one-for-one basis (subject to certain other anti-dilution provisions) at the option of the holders thereof or the Issuer only upon the determination by the Issuer's Board of Directors that the Potential Group Determination is no longer applicable and that the conversion of the Non-Voting Preferred Shares into SVS would not result in another Potential Group Determination being made by the Issuer's Board of Directors. Additionally, the Issuer and the Non-Exempt Purchasers agreed that in order to prevent the occurrence of a Potential Group Determination, (i) the outstanding UFI Purchase Warrants were exercisable only for 15,000,000 Non-Voting Preferred Shares, (ii) the outstanding 4,817,446 SW Purchase Warrants held by JPMP EH were exercisable only for 4,817,446 Non-Voting Preferred Shares,
(iii) the outstanding 17,500,000 Special Warrants held by JPMP EH were exercisable only for 17,500,000 Non-Voting Preferred Shares and (iv) the outstanding 17,500,000 Special Warrants held by CDPQ were exercisable only for 17,500,000 Non-Voting Preferred Shares, in each of (i) through (iv) above unless and until the Issuer and its Board of Directors, acting in a manner consistent with the MAPA, determined on or prior to the exercise of such Purchase Warrants or Special Warrants, as the case may be, that the exercise of all or a portion of such Purchase Warrants or Special Warrants, as the case may be, for Subordinate Voting Shares (or Common Shares, as the case may be) would not result in the occurrence of a Potential Group Determination.

                                 Other Matters

          Pursuant to the IRA (which is more fully described in Item 4), the Issuer is subject to the approval of either two thirds or three quarters of the votes cast by the members of the Board present and eligible to vote for certain of its corporate decisions. In addition, if any of the Investors, either individually or as part of a group (the "Co-Sale Group") of two or more Investors acting jointly and in concert (such individual Investor or Co-Sale Group member being the "Co-Sale Offeree") proposes to transfer, pledge, hypothecate, encumber, assign or otherwise dispose of, either voluntarily or involuntarily and with or without consideration Shares ("Transfer"), or receives an offer to Transfer (that it wishes to accept), to any third party (the "Co-Sale Offeror") Shares of such Investor that either alone, or together with any other Co-Sale Offeree, represent more than 15% of the total equity securities of the Issuer issued and outstanding as of the date of such offer, the Co-Sale Offeree, either for itself or on behalf of the

Cusip No. 879946101

Co-Sale Group, shall, notify the other Investors of the material terms and conditions of such offer.

          No Co-Sale Offeree shall Transfer any Shares to the Co-Sale Offeror unless each Investor (other than any Co-Sale Offeree) who desires to do so is permitted to Transfer its respective pro rata amount (based upon the aggregate number of Voting Securities of the Issuer outstanding at such time and held by all Investors) of the aggregate number of Voting Securities to which the Co-Sale Offer relates.

          JP Morgan and JPMP EH disclaim beneficial ownership of any securities beneficially owned by each of UFI, CDPQ and Telesystem.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 12 Fourth Amending Agreement, dated March 4, 2002, among the Issuer, the JP Morgan Investors, UFI, CDPQ and Telesystem.

    Exhibit 13       -  Share Exchange Agreement, dated March 13, 2002, among
                        JPMP EH, CDPQ, UFI and the Issuer.

    Exhibit 14       -  Joint Filing Agreement, dated March 15, 2002, among
                        JPMP EH, N.B. Inc., JPMP (BHCA), AOF, CAIP (I), CAIP
                        (II) and JAIP.

Cusip No. 879946101

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

    Date:  March 15, 2002

                                            516145 N.B. INC.


                                            By:  /s/ Michael R. Hannon
                                               ---------------------------------
                                                   Name:   Michael R. Hannon
                                                   Title:  President

                                            JPMP TIW EH, LP

                                            By:  516145 N.B. Inc.
                                                 its General Partner

                                            By:  /s/ Michael R. Hannon
                                               ---------------------------------
                                                   Name:   Michael R. Hannon
                                                   Title:  President

                                            J.P. MORGAN PARTNERS (BHCA), L.P.

                                            By:    JPMP Master Fund Manager,
                                                   L.P.,
                                                   its General Partner

                                            By:    JPMP Capital Corp.,
                                                   its General Partner

                                            By:  /s/ Michael R. Hannon
                                               ---------------------------------
                                                   Name:   Michael R. Hannon
                                                   Title:  Managing Director

                                            ASIA OPPORTUNITY FUND, L.P.

                                            By:    Asia Opportunity Company,
                                                   its General Partner

                                            By:  /s/ Arnold L. Chavkin
                                               ---------------------------------
                                                   Name:   Arnold L. Chavkin
                                                   Title:  Executive Vice
                                                           President

Cusip No. 879946101

                                            CAIP CO-INVESTMENT FUND
                                            PARALLEL FUND (I) C.V.

                                            By:    Asia Opportunity Company,
                                                   its General Partner

                                            By:   /s/ Arnold L. Chavkin
                                               ---------------------------------
                                                   Name:   Arnold L. Chavkin
                                                   Title:  Executive Vice
                                                           President

                                            CAIP CO-INVESTMENT FUND PARALLEL
                                            FUND (II) C.V.

                                             By:    Asia Opportunity Company,
                                                    its General Partner

                                             By:    Arnold L. Chavkin
                                                --------------------------------
                                                   Name:   Arnold L. Chavkin
                                                   Title:  Executive Vice
                                                           President

                                            J.P. MORGAN ASIA INVESTMENT
                                            PARTNERS, L.P.

                                            By:     J.P. Morgan Asia Equity
                                                    Partners, L.P., its General
                                                    Partner

                                            By:     JPMP Asia Equity Company,
                                                    a Managing General Partner

                                            By:   /s/ Arnold L. Chavkin
                                               ---------------------------------
                                                   Name:   Arnold L. Chavkin
                                                   Title:  Executive Vice
                                                           President

Cusip No. 879946101

                                   SCHEDULE A

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

President                                            Jeffrey C. Walker
Executive Vice President                             Mitchell J. Blutt, M.D.*
Executive Vice President                             Arnold L. Chavkin*
Executive Vice President                             John M.B. O'Connor*
Managing Director                                    Dr. Dana Beth Ardi*
Managing Director                                    John R. Baron*
Managing Director                                    Christopher C. Behrens*
Managing Director                                    David S. Britts*
Managing Director                                    Julie Casella-Esposito*
Managing Director                                    Jerome Colonna*
Managing Director                                    Rodney A. Ferguson*
Managing Director                                    David L. Ferguson*
Managing Director                                    David Gilbert*
Managing Director                                    Eric A. Green*
Managing Director                                    Michael R. Hannon*
Managing Director                                    Donald J. Hofmann, Jr. *
Managing Director                                    W. Brett Ingersoll*
Managing Director                                    Alfredo Irigoin*
Managing Director                                    Andrew Kahn*
Managing Director                                    Jonathan R. Lynch*
Managing Director                                    Thomas G. Mendell*
Managing Director                                    Stephen P. Murray*
Managing Director                                    Timothy Purcell*
Managing Director                                    Faith Rosenfeld*
Managing Director                                    Robert R. Ruggiero, Jr. *
Managing Director                                    Susan L. Segal*
Managing Director                                    Kelly Shackelford*
Managing Director                                    Shahan D. Soghikian*
Managing Director                                    Patrick J. Sullivan*
Managing Director                                    Timothy J. Walsh*
Managing Director                                    Richard D. Waters, Jr. *
Managing Director                                    Damion E. Wicker, M.D.*
Managing Director                                    Eric R. Wilkinson*
Senior Vice President                                Marcia Bateson*
Senior Vice President and Assistant Secretary        Mounir Nahas*
Senior Vice President and Assistant Secretary        Stephen Skoczylas*
Vice President and Treasurer                         Elisa R. Stein*
Vice President and Assistant Secretary               Jeffrey Glatt*
Vice President and Assistant Secretary               Puneet Gulati*
Vice President and Assistant Secretary               Sandra King*

----------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

CUSIP No. 879946101


Vice President and Assistant Secretary            Scott Kraemer*
  Secretary                                       Anthony J. Horan**
Assistant Secretary                               Robert C. Caroll**
Assistant Secretary                               Denise G. Connors**


                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*


--------
1 Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

CUSIP No. 879946101


                                   SCHEDULE B

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)


Chairman of the Board and Chief Executive Officer                               William B. Harrison Jr. *
Vice Chairman; Co-Chief Executive Officer, Investment Bank                      Geoffrey T. Boisi*
Vice Chairman; Head of Retail and Middle Market, Financial Services             David A. Coulter*
    and Management and Private Banking
Director of Human Resources                                                     John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                        Walter A. Gubert*
Vice Chairman                                                                   Thomas B. Ketchum*
Director of Corporate Marketing and Communications                              Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                      Donald H. Layton*
Vice Chairman                                                                   James B. Lee Jr. *
General Counsel                                                                 William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration              Marc J. Shapiro*
Vice Chairman                                                                   Jeffrey C. Walker**
Executive Vice President; General Auditor                                       William J. Moran*
Chief Financial Officer                                                         Dina Dublon*
Executive Vice President; Head of Market Risk Management                        Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                          David B. Edelson
Managing Director; Head of Credit Risk Policy                                   Suzanne Hammett*
Corporate Secretary                                                             Anthony James Horan*
Senior Vice President; Chief Compliance Officer                                 Gregory S. Meredith*
Controller                                                                      Joseph L. Scalfani*
Assistant Corporate Secretary                                                   James C. Berry*


                                   DIRECTORS(1)

                                              PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                          BUSINESS OR RESIDENCE ADDRESS
----                                          -----------------------------
Hans W. Becherer                              Retired Chairman of the Board and
                                              Chief Executive Officer
                                              Deere & Company
                                              One John Deere Place
                                              Moline, IL 61265

--------
1   Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

CUSIP No. 879946101


                                              PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                          BUSINESS OR RESIDENCE ADDRESS
----                                          -----------------------------
Riley P. Bechtel                              Chairman and Chief Executive Officer
                                              Bechtel Group, Inc.
                                              P.O. Box 193965
                                              San Francisco, CA 94119-3965

Frank A. Bennack, Jr.                         President and Chief Executive Officer
                                              The Hearst Corporation
                                              959 Eighth Avenue
                                              New York, New York  10019

Lawrence A. Bossidy                           Chairman of the Board
                                              Honeywell International
                                              P.O. Box 3000
                                              Morristown, NJ 07962-2245

M. Anthony Burns                              Chairman of the Board
                                              Ryder System, Inc.
                                              3600 N.W. 82nd Avenue
                                              Miami, Florida  33166

H. Laurence Fuller                            Retired Co-Chairman
                                              BP Amoco p.l.c.
                                              1111 Warrenville Road, Suite 25
                                              Chicago, Illinois  60563

Ellen V. Futter                               President and Trustee
                                              American Museum of Natural History
                                              Central Park West at 79th Street
                                              New York, NY 10024

William H. Gray, III                          President and Chief Executive Officer
                                              The College Fund/UNCF
                                              9860 Willow Oaks Corporate Drive
                                              P.O. Box 10444
                                              Fairfax, Virginia  22031

William B. Harrison, Jr.                      Chairman of the Board and Chief Executive Officer
                                              J.P. Morgan Chase & Co.
                                              270 Park Avenue, 8th Floor
                                              New York, New York  10017-2070

Helene L. Kaplan                              Of Counsel
                                              Skadden, Arps, Slate, Meagher & Flom LLP
                                              Four Times Square
                                              New York, New York  10036

Lee R. Raymond                                Chairman of the Board and Chief Executive Officer
                                              Exxon Mobil Corporation
                                              5959 Las Colinas Boulevard
                                              Irving, TX 75039-2298

CUSIP No. 879946101


                                              PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                          BUSINESS OR RESIDENCE ADDRESS
----                                          -----------------------------
John R. Stafford                              Chairman of the Board
                                              American Home Products Corporation
                                              5 Giralda Farms
                                              Madison, New Jersey  07940
Lloyd D. Ward                                 Chief Executive Officer
                                              U.S. Olympic Committee
                                              One Olympic Plaza
                                              Colorado Springs, CO 80909
Marina v.N. Whitman                           Professor of Business Administration and Public Policy
                                              The University of Michigan
                                              School of Public Policy
                                              411 Lorch Hall, 611 Tappan Street
                                              Ann Arbor, MI 48109-1220

CUSIP No. 879946101


                                   SCHEDULE C

                            JPMP ASIA EQUITY COMPANY



Directors(1)
         Arnold L. Chavkin*                       Director
         Jeffrey C. Walker*                       Director

Officers(2)
1.       Jeffrey C. Walker*                       President
2.       Mitchell J. Blutt, M.D.*                 Executive Vice President
3.       Arnold L. Chavkin*                       Executive Vice President
4.       John M.B. O'Connor*                      Executive Vice President
5.       Marcia J. Bateson*                       Senior Vice President
6.       Elisa R. Stein*                          Vice President, Treasurer and Assistant Secretary
7.       Anthony J. Horan**                       Secretary
8.       Robert C. Carroll**                      Assistant Secretary
9.       Denise G. Connors**                      Assistant Secretary
10.      Walkers SPV Limited (f/k/a Walker        Assistant Secretary
         (Secretaries) Limited)

--------
1 Each of whom is a United States Citizen except for Walkers SPV Limited (f/k/a Walker (Secretaries) Limited).

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

CUSIP No. 879946101


                                   SCHEDULE D

                            ASIA OPPORTUNITY COMPANY


Directors(2)
         Arnold L. Chavkin*                                   Director
         Jeffrey C. Walker*                                   Director

Officers(3)
1.       Jeffrey C. Walker*                                   President
2.       Mitchell J. Blutt, M.D. *                            Executive Vice President
3.       Arnold L. Chavkin*                                   Executive Vice President
4.       John M.B. O'Connor*                                  Executive Vice President
5.       Marcia J. Bateson*                                   Senior Vice President
6.       Elisa R. Stein*                                      Vice President, Treasurer and Secretary
7.       Anthony J. Horan**                                   Secretary
8.       Robert C. Carroll**                                  Assistant Secretary
9.       Denise G. Connors**                                  Assistant Secretary
10.      Walkers SPV Limited
         (f/k/a Walker (Secretaries) Limited)                 Assistant Secretary


2 Each of whom is a United States Citizen except for Walkers SPV Limited (f/k/a Walker (Secretaries) Limited).

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

CUSIP No. 879946101


                                   SCHEDULE E

                                516145 N.B. INC.

             Officers(3)
             Michael R. Hannon*            President
             Arnold L. Chavkin*            Secretary



--------
3   Each of whom is a United States citizen.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020